Exhibit 4.2(q)

“CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.”

Research, Licence and Commercialisation
Agreement

Date: 14 January 1998

AUTOGEN PTY LTD ACN 074 636 847

(“Autogen”)

INTERNATIONAL DIABETES INSTITUTE ACN 007 342 412

(“IDI”)

TABLE OF CONTENTS

Clause

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions
1.2	Interpretation

2.	APPOINTMENT OF IDI

3.	TERM

4.	FUNDING OF THE PROJECT

5.	PERFORMANCE REVIEW

6.	OWNERSHIP OF INTELLECTUAL PROPERTY

7.	CONFIDENTIALITY

8.	LIABILITY AND OBLIGATIONS

9.	PUBLICATION

10.	TERMINATION

11.	CO-OPERATION AND ASSISTANCE

12.	GENERAL

13.	ARBITRATION

14.	NOTICES

15.	CONTINUING OBLIGATIONS

SCHEDULE 1

SCHEDULE 2

SCHEDULE 3

SCHEDULE 4

THIS AGREEMENT is made the fourteenth day of January 1998

BETWEEN:

AUTOGEN PTY LTD ABN 074 636 847 of 8th Floor, 580 St Kilda Road, Melbourne, Victoria 3004 (“Autogen”)

AND

INTERNATIONAL DIABETES INSTITUTE ACN 007 342 412 of 260 Kooyong Road, Caulfield, Victoria 3162 (“IDI”)

WHEREAS:

A.            Autogen proposes to engage in research in the fields of diabetes, obesity, allergy, asthma and autoimmunity (“the Research Fields”).

B.            Autogen desires to collaborate with IDI and to provide the Funding for the Project using the Research Expertise in return for the joint ownership and a licence of all Intellectual Property resulting from the Project on the terms set out in this Agreement.

C.            The Parties wish to ensure that the Research Expertise is applied to the Project and that the results of the Project are, if appropriate, commercialised by Autogen.

D.            Autogen is a subsidiary of AWI, which is listed on the Stock Exchange.  IDI is aware that the Corporations Law prohibits insider trading and shall use its best endeavours to ensure that its employees and contractors are also made aware of such prohibition.  IDI is aware of the continuous disclosure requirements applicable to companies listed on the Stock Exchange and shall use its best endeavours to ensure that its employees and contractors are also aware of such requirements and shall advise Autogen in writing of any material advancements or developments as they occur.

NOW THIS AGREEMENT WITNESSES as follows:

1.             DEFINITIONS AND INTERPRETATION

1.1          Definitions

In this Agreement the following words and expressions shall have the meanings ascribed thereto as follows (unless the context otherwise requires):

“AWI” means AWI Administration Services Pty Ltd ABN 32 006 804 708

“Budgets and Workplans” means the detailed budgets and time plans and schedules for work to be carried out under the R&D Program and attached in Schedule 3 as may be amended from time to time by agreement between Autogen and IDI.

“Commencement Date” means the date specified in Item 3 of Schedule 1.

“Confidential Information” means information that:

(a)           is by its nature confidential;

(b)           is designated by either party as confidential; or

(c)           either party knows or ought to know is confidential;

and includes -

(d)           information comprised in or relating to any Intellectual Property rights of either party;

(e)           information relating to the financial position of either party an din particular includes information relating to the assets or liabilities of either party and any other matter that does or may affect the financial position or reputation of either party;

(f)            information relating to the internal management and structure of either party, or the personnel, policies and strategies of either party;

(g)           information of a party to which the other party has access other than information referred to in paragraphs (d), (e) and (f) that has any actual or potential commercial value to the first party or to the person or corporation which supplied that information;

(h)           information in the possession of the other party relating to the first party’s clients;

(i)            information of a party disclosed to the other party before or after the Commencement Date.

“Funding” means:

(a)           in respect of the Initial Term the amount specified in Item 1 of Schedule 1; and

(b)           in respect of any period after the Initial Term, the amount agreed in writing by the parties to be paid by Autogen for that Period.

“Initial Term” means the period of one year from the Commencement Date.

“Intellectual Property” means intellectual and industrial property or rights of any nature throughout the world and all reversionary interests therein, including inventions, rights to or arising from inventions, letters patent, applications for letters patent, utility models, copyright in works of any nature, industrial designs, registered designs, rights to or arising from any industrial design, computer programs of any nature, Confidential Information, trade secrets, “know how”, technical or commercial expertise or knowledge and any ideas or information of a commercial or valuable nature developed or created on or after the Commencement Date pursuant to the R&D program.

“Net Sales Revenue” means the revenue in Australian dollars received by Autogen or any Related Body Corporate from all sales of the Products or licence fees or royalties derived from licensing of the Intellectual Property to produce, market and sell the Products, or from any other revenue producing use of the Intellectual Property or the Products, after the deduction of all trade discounts, return of sales, foreign exchange charges, withholding tax, sales tax or similar tax such as consumption tax, goods or services tax or value added tax and insurance and freight costs under a cost insurance and freight arrangement before the deduction of administrative, marketing and manufacturing costs and corporate income tax.

“Professor Zimmet” means Professor Paul Zev Zimmet AM, Chief Executive Officer of IDI, of 24 Linlithgow Road, Toorak, Victoria 3142.

“Products” means the products and results of the Project.

“Project” means scientific research using the Research Expertise into genes and diabetes and non-insulin dependent diabetes conducted by IDI pursuant to this Agreement.

“Project Location” means International Diabetes Institute, 260 Kooyong Road, Caulfield, Victoria 3162.

“Research Expertise” means the field or fields of expertise of IDI specified in Item 2 of Schedule 1.

“Research Fields” means the fields of diabetes, obesity, allergy, asthma and autoimmunity and such other fields as Autogen may include from time to time.

“Research Proposal” means the proposal developed by Professor Zimmet and IDI and attached in Schedule 2 of this Agreement.

“R&D Program” means the program of research and development work to be carried out by or on behalf of IDI pursuant to this Agreement in relation to the Project.

“Stock Exchange” means Australian Stock Exchange Limited.

“Term” means the Initial Term of this Agreement and any agreed extension in accordance with clause 3.

1.2          Interpretation

Where the context so permits, words importing the masculine gender shall include the feminie and neuter genders and vice versa and words importing persons shall include corporations and vice versa and words importing the singular number shall include the plural and vice versa (unless repugnant or inconsistent to the context in which they are used).

Any table of contents to this Agreement and any headings and marginal notations in this Agreement have been inserted for convenience only and shall not in any way limit or govern the construction of the terms of this Agreement.

2.             APPOINTMENT OF IDI

2.1           Autogen hereby appoints, and IDI accepts the appointment of, IDI to conduct the Project in accordance with the Research Proposal such appointment tot take effect on and from the Commencement Date.

2.2           IDI shall provide the services of Professor Zimmet and the principal scientist to conduct the Project and supervise and direct the scientific staff engaged in the conduct of the Project.

2.3           The Project shall be carried out at the Project Location or as Professor Zimmet shall direct from time to time.

2.4           Professor Zimmet shall select and IDI shall employ or engage, on contract, such scientific staff as shall be necessary to conduct the Project.

2.5           IDI may, subject to the prior written consent of Autogen, sub-contract the performance of any part or parts of the work for the Project provided that in so doing the sub-contractor first enters into a confidentiality agreement on terms reasonably acceptable to Autogen including:

•              a covenant not to infringe any Intellectual Property rights of Autogen and IDI;

•              an acknowledgement that all Intellectual Property Rights arising from the carrying out of the sub-contracted work shall belong to Autogen and IDI in accordance with this Agreement.

2.6           IDI shall at all times use its best endeavours to ensure that completion of the respective stages of the Project is achieved substantially in accordance with the timetable set out in the Project and in the Budgets and Workplans.

2.7           IDI shall at all times indemnify, hold harmless and defend Autogen and its respective officers, employees and agents (in this clause 2.7 referred to as “those indemnified”) from and against any loss (including reasonable legal costs and expenses) or liability reasonably incurred or suffered by any of those indemnified arising from any suit, action or proceeding by any person against any of those indemnified where such loss or liability was caused by any wilful, unlawful or negligent act or omission of IDI, its employees, agents or sub-contractors in connection with this Agreement or by any Products infringing any person’s Intellectual Property rights where IDI is or ought reasonably to have been aware of such rights and such infringement was caused by any wilful, unlawful or negligent act or omission of IDI.

3.             TERM

This Agreement shall commence on the Commencement Date and shall continue (subject to the provisions as to termination hereunder) for the Initial Term.  Not less than three months prior to the expiration of the Initial Term the parties shall determine whether this Agreement is to continue by mutual agreement.  If no agreement is reached between the parties by the end of the Initial Term, this Agreement shall terminate at the end of the Initial Term.  If agreement is reached between the parties prior to the end of the Initial Term, this Agreement shall continue to apply for the further term agreed by the parties subject to any written variations to this Agreement agreed by the parties.

4.             FUNDING OF THE PROJECT

4.1           Subject to this Agreement, Autogen shall provide the Funding to finance the Project over the Term, in accordance with the payment program in Item 1 of Schedule 1.

4.2           Subject to this Agreement, Autogen shall provide the Funding for the Initial Term however IDI shall be required to achieve the milestones set in the Budgets and Workplans to an appropriate standard as specified in this Agreement.  Although

Autogen may terminate this Agreement pursuant to clause 10.1, Autogen shall provide the Funding for the Initial Term irrespective of such termination except where termination is pursuant to clause 10.1(a) in which case the Funding shall not be provided by Autogen.

4.3           Subject to sub-clauses 4.4 and 4.5, the Funding shall be used to pay for salaries of staff engaged in the conduct of the Project (save and except for Professor Zimmet whose salary shall continue to be paid by IDI).

4.4           Subject to sub-clause 4.5, IDI shall ensure that no more than [*] of the Funding shall be used for administration and infrastructure costs and that the balance of the Funding is properly applied directly to the Project.

4.5           IDI shall use the Funding for the Project in accordance with the Budgets and Workplans or for such other research in the Research Fields as shall be agreed in writing by the parties.

4.6           Any equipment or materials purchased for use in the Project by IDI using the Funding and not incorporating any of the Intellectual Property shall become the property of IDI upon purchase, except where this Agreement is terminated pursuant to clause 10.1(a) hereof in which case such equipment and materials shall be the sole property of Autogen.

5.             PERFORMANCE REVIEW

5.1           The parties shall review the progress of the Project every three (3) months.

5.2           The purpose of the reviews shall be to ascertain whether the stages targeted and milestones set in the Budgets and Workplans are being met at the appropriate times and to an appropriate standard.

5.3           Professor Zimmet shall there (3) months after the date of this Agreement, and every three months thereafter, provide Autogen and IDI with a written report for the purposes of the review setting out adequate details of the following:

(a)           the progress of the Project work during the preceding three (3) months, and whether all milestones which ought to have been reached during that period have been reached and best professional standards maintained;

(b)           any material advances or developments;

(c)           any material delays or unforeseen problems in the conduct of the Project;

(d)           any recommendations on changes to the Project or associated Budgets and Workplans, including changes in direction of the Project;

(e)           any other relevant information relating to or affecting the Project.

The report from Professor Zimmet shall be provided to the parties within fourteen (14) days of the end of the relevant three (3) month period.

5.4           Within fourteen (14) days after receipt of a report from Professor Zimmet pursuant to clause 5.3, Autogen may request, in writing to IDI, that any stage or part of the Project or the R&D Program be varied, suspended or declared completed.

5.5           In addition to the reports under clause 5.3, Professor Zimmet on behalf of IDI will immediately advise Autogen in writing of any material advancements or developments as they occur.

5.6           Any dispute between the parties concerning a request made under clause 5.4 hereof, shall be determined under the provisions of clause 13 hereof.

5.7           If so requested by Autogen, the parties shall meet to consider the report from Professor Zimmet pursuant to clause 5.3, and to discuss the progress of the Project and any variation or suspension of the R&D Program.

5.8           If Autogen after consulting with the parties is, in Autogen’s sole and absolute discretion, satisfied as to the progress of the Project after each review pursuant to this clause 5, and the R&D Program has not been suspended or declared completed pursuant to clause 5.4, Autogen shall make the Funding payment specified in Item 1 of Schedule 1.  This clause 5.8 shall not apply during the Initial Term.

6.             OWNERSHIP OF INTELLECTUAL PROPERTY

6.1           The parties acknowledge and agree that all Intellectual Property developed acquired or created pursuant to the Project shall belong tot and be the property of Autogen as to [*]% and IDI as to [*]%.

6.2           All discoveries inventions secret processes designs or improvements in procedure or methods made or discovered by any party during the currency of this Agreement arising from the Project, shall belong to Autogen and IDI in the proportions specified in clause 6.1.

6.3           Autogen and IDI may jointly take out and maintain appropriate protection for all new discoveries and development made under the Project and the parties shall assist each other in applying for letters patent, or other Intellectual Property protection in Australia or in any other part of the world for all such discoveries and developments and execute all instruments and do all things necessary for vesting the said letters patent or other Intellectual Property protection and rights when obtained and all right and title to and interest in the same in Autogen and IDI.  Autogen and IDI shall bear the costs of taking out and maintaining appropriate protection fro all new discoveries and developments made under the R&D Program in the proportions specified in clause 6.1.

6.4           IDI hereby grants to Autogen for a term of twenty-five (25) years, from the Commencement Date, an exclusive, worldwide licence to use the Intellectual Property for the purpose of developing and commercially exploiting the results of the Project and Autogen shall have the right to sub-licence its rights and to decide in its absolute discretion as to how the Intellectual Property and the Products are to be commercially exploited.

6.5           If the Products are successfully commercialised, Autogen shall pay to IDI an annual royalty based on two percent (2%) of the Net Sales Revenue.

6.6           Autogen shall solely decide upon whether and, if so, the terms and conditions upon which, to develop and commercially exploit the Intellectual Property and the Products whether by licensing or otherwise, throughout the world.  All income and royalties derived from the development and commercialisation of the Intellectual Property and the Products shall, subject to clauses 6.5, belong to Autogen solely.

6.7           Autogen shall diligently pursue commercial exploitation of the Intellectual Property and the Products, but Autogen shall solely decide whether and, if so, the terms and conditions upon which to develop and commercially exploit the Intellectual Property and the Products whether by sub-licensing or otherwise, throughout the world.  All income and royalties derived from the development and commercialisation of the Intellectual Property and the Products shall, subject to clause 6.5 belong to Autogen solely.

6.8           If Autogen has not developed and commercially exploited the Intellectual Property and the Products, or licensed one or more third parties to do so, within one (1) year of the expiration of the Term, IDI may seek approval in writing from Autogen to develop and commercially exploit the Intellectual Property and the Products.  Autogen shall solely decide if such approval shall be granted but shall not unreasonably withhold such approval.  If such approval is granted to IDI, IDI shall pay to Autogen an annual royalty equal to [*] of the Net Sales Revenue.

6.9           Autogen shall keep proper financial records and books of account in relation to the commercial exploitation of the Intellectual Property and the Products so that royalty payments may be verified.  IDI or its authorised representatives shall be entitled at IDI’s cost to inspect the financial records and books of account but only respect of commercialisation of the Intellectual Property and the Products and only once in each year.  Inspection shall take place at the principal office of Autogen during normal business hours at a mutually agreed time.  If IDI commercially exploits the Intellectual Property and the Products pursuant to clause 6.8 of this Agreement, the provisions of this clause shall apply mutatis mutandis.

7.             CONFIDENTIALITY

7.1           All information relating to the Project which is supplied by or on behalf of any party, or which relates to or arises from the Project, shall be treated by both parties as confidential and shall be used solely during the Term of an din accordance with this Agreement to enable IDI and sub-contractors to carry out the Project or to enable the commercialisation of the Intellectual Property and the Products in accordance with this Agreement.

7.2           Prior to disclosing any of the Confidentiality Information to any employees or subsidiaries or related companies or sub-contractors, the relevant party will procure the execution by the party in question of a Deed as set out in Schedule 4 or otherwise in the form and substance satisfactory to both parties or otherwise procure the person to whom it is intended to disclose any of the Confidential Information to undertake to maintain the same in confidence and acknowledge the interest therein of the party whose Confidential Information is disclosed.

7.3           Both parties hereby undertake and agree, that, except for such disclosure as is prudent and reasonably necessary for the purposes of this Agreement, no part of the Confidential Information given to it pursuant to this Agreement shall be disclosed to anyone who is not an employee or sub-contractor of a party except with the prior written approval of the party whose Confidential Information is disclosed which consent, if given, shall be on the basis that the recipient of any part o f the Confidential Information shall first be bound to IDI and Autogen by contract to maintain the same in confidence.  Without prejudice to the foregoing each party shall use its best endeavours to take all reasonably necessary steps to prevent the Confidential Information from passing into the public domain.

7.4           Nothing stated herein shall be construed as restricting or creating any liability for the disclosure or communication of Confidential Information which:

(a)           is now or becomes publicly known through no wrongful act of either party;

(b)           is received from a third party without restriction and without breach of this Agreement;

(c)           is now or comes to be contained in any published patent or published or otherwise generally known to the trade through no wrongful act of either party; or

(d)           is disclosed pursuant to governmental, legislative or judicial requirement, including disclosure by AWI pursuant to its obligations under the Corporations Law or the Stock Exchange listing rules.

7.5           The obligations set out in this clause 7 shall remain in full force and effect, and shall continue to bind each of the parties, notwithstanding that this Agreement may have been terminated, or one of the parties may have ceased to be a party to this Agreement, for any reason.

8.             LIABILITY AND OBLIGATIONS

8.1           Each party agrees during the period of this Agreement and at all times thereafter to indemnify and hold harmless the other parties against any and all actions, suits, proceedings, claims, demands, costs, penalties, expenses (legal or otherwise) or losses whatsoever which may arise out of or in respect of or in any way connected with the conduct of the Project in that party’s laboratories or which any tests or trials that may be carried out in connection therewith or as a result of any act or omission of any servant or agent or sub-contractor of that party in respect of the foregoing.

8.2           Each party separately covenants and undertakes that the work done by that party under the Project including the carrying out of all tests and trials will at all times be conducted to the highest possible professional standards and in accordance with all applicable rules, regulations and conditions and in particular will indemnify the other parties against any actions suits or proceedings made against the other parties in respect of or in connection with the conduct of the work under the Project.

8.3           IDI shall be responsible for obtaining necessary regulatory approval (if any), by any and all government agencies, for conducting research and development work in the field of the Project in Australia.  IDI shall deliver copies of all such approvals (if any) to Autogen within seven (7) days of receipt of such approvals by IDI.  IDI may pay from the Funding the costs of any infrastructure required in order to obtain regulatory approval provided that the limitation for use of the Funding in clause 4.4 shall not be exceeded.

8.4           Autogen is a subsidiary of AWI, which is listed on the Stock Exchange.  IDI is aware that the Corporations Law prohibits insider trading and shall use its best endeavours to ensure that its employees and contractors are also made aware of such prohibition.  IDI is aware of the continuous disclosure requirements applicable to companies listed on the Stock Exchange and shall use its best endeavours to ensure that is employees and contractors are also aware of such requirements and shall advise Autogen in writing of any material advancements or developments as they occur.

9.             PUBLICATION

9.1           IDI shall not (and shall procure that Professor Zimmet shall not), without the prior written approval of Autogen, publish in academic or scientific publications the results of any part of the project.  Autogen may withhold its approval if in its reasonable opinion, having regard to commercial considerations, publication would not be appropriate in the circumstances.

9.2           Prior to submission for publication of any proposed paper, the party proposing to publish the same shall forward a copy of the paper to Autogen, at the same time as requesting approval for publication.  Autogen shall use reasonable endeavours to respond to the request for approval for publication within thirty (30) days of receipt of the request and the paper but, if Autogen has not responded within thirty (3) days, Autogen is deemed to have refused approval for publication.  Such refusal does not preclude reassessment by Autogen and the later granting of approval.  The party proposing to publish may resubmit the request for approval for publication at any time.

9.3           Each such request for approval for publication shall be made in sufficient time to allow for the filing (on behalf of Autogen and IDI) of provisional patent applications, if considered appropriate.

9.4           The publishing party shall make appropriate acknowledgement in the publication, of Autogen’s involvement and interest in the subject matter of the publication.

9.5           If Autogen has not developed and commercially exploited the Intellectual Property and the Products within eighteen (18) months of the expiration of this Agreement, IDI may seek approval in writing from Autogen to publish in academic or scientific publications the results of any part of the Project.  Autogen shall solely decide if such approval shall be granted.  If such approval is granted, it may be on such conditions as Autogen may, acting reasonably but in its absolute discretion, specify.

10.          TERMINATION

10.1         For the purposes of this clause, a ground of termination shall occur under this Agreement if:

(a)           IDI fails to commence work on the Project within thirty (30) days of the Commencement Date; or

(b)           IDI fails to achieve the milestones set out in the Budgets and Workplans or maintain the best professional standards; or

(c)           The Project is not, in the opinion of Autogen, producing or likely to produce results from the Project which can be commercialised by Autogen; or

(d)           IDI does not utilise Professor Zimmet or such other researchers as Autogen in its absolute discretion deems appropriate to work on the Project; or

(e)           The parties do not agree by the end of the Initial Term to continue this Agreement as required by clause 3.

10.2         In the event that a ground of termination shall occur under this Agreement, Autogen may give thirty (30) days written notice to IDI of the intention of Autogen to terminate this Agreement without prejudice to any right of action or remedy which has accrued or which may accrue in favour of either party, and this Agreement shall terminate at the expiration of the thirty (30) day period.

10.3         In the event of termination under this clause 10, Autogen may, by notice in writing to IDI, require IDI to make available to Autogen all information relating to the Project and to assign any Intellectual Property relating to the Project not already owned by Autogen to Autogen by the date specified in the notice.

10.4         If Autogen fails to provide the Funding at all or does not provide all the Funding for the Initial Term or ceases to provide the Funding pursuant to clause 5.8 hereof, IDI may give thirty (30) days written notice to Autogen of the intention of IDI to terminate this Agreement and unless Autogen resumes payment of the Funding within the thirty (30) day period, this Agreement shall terminate at the expiration of the thirty (30) day period.

10.5         In the event of termination under clause 10.1(a) Autogen is hereby released from any obligations to provide the Funding in the Initial Term or otherwise.

10.6         In the event of termination under clauses 10.1(b), (c), (d) or (3):

10.6.1      Autogen shall:

(a)           provide the Funding for the Initial Term;

(b)           retain its ownership in the Intellectual Property as specified in clause 6.1;

(c)           retain its licence to use the Intellectual Property for a term of 25 years pursuant to clause 6.4; and

(d)           comply with its obligations pursuant to clause 6.5 to pay the royalties to IDI; and

10.6.2      IDI shall:

(a)           retain its ownership in the Intellectual Property as specified in clause 6.1;

(b)           maintain the licence to Autogen to use the Intellectual Property for a term of 25 years pursuant to clause 6.4; and

(c)           comply with its obligations pursuant to clause 6.8 to pay royalties.

10.7         In the event of termination under clause 10.4:

10.7.1      if Autogen has not made any payment of the Funding at all or has not made all payments of the Funding for the Initial Term then:

(a)           Autogen is hereby released from any obligations to provide the Funding in the Initial Term or otherwise;

(b)           the licence to Autogen to use the Intellectual Property pursuant to clause 6.4 is hereby revoked; and

(c)           both parties are released from any obligations to pay royalties pursuant to clauses 6.5 and 6.8, and

10.7.2      if Autogen has made all payments of the Funding for the Initial Term then the provisions of clauses 10.6.1 and 10.6.2 shall apply.

11.          CO-OPERATION AND ASSISTANCE

11.1         IDI shall, and shall use reasonable efforts to ensure that all persons employed or contracted by IDI working on the Project shall, co-operate fully with Autogen both during the Term of this Agreement and after the termination of this Agreement to provide Autogen with such information concerning the Project as Autogen may require from time to time and such assistance as Autogen may require in applying for Intellectual Property rights throughout the world.

11.2         IDI shall, and shall use reasonable efforts to ensure that all persons employed or contracted by IDI working on the Project shall, ensure that all information concerning the Project is promptly communicated to Autogen and that Autogen is provided with all necessary technical explanations and data to ensure that Autogen is fully informed as to the progress and status of the Project.

11.3         IDI shall, and shall use reasonable efforts to ensure that all persons employed or contracted by IDI working on the Project (in this clause called “the Researchers”) shall, provide such assistance to Autogen as may be required by Autogen both during the term of this Agreement and thereafter during the commercialisation period in the commercialisation of the results of the Project.  The assistance referred to in this clause 11.3 shall include, but is not limited to:

(a)           assistance in the preparation and prosecution of patent applications and other applications for Intellectual Property including signing all necessary documentation;

(b)           assistance in all aspects of the commercialisation process; and

(c)           the provision of consultancy services to Autogen to problem solve and advise.

Where it is, in the reasonable opinion of Autogen, appropriate to do so, Autogen may enter into commercial arrangements with the Researchers to provide the assistance and consultancy services referred to in clauses 11.3(b) and 11.3(c), and Autogen shall reimburse the Researchers for any reasonable costs incurred by the Researchers in providing the assistance and consultancy services referred to in this clause 11.3.

11.4         After the expiration or earlier termination of this Agreement, neither IDI nor Professor Zimmet shall be engaged in any research project similar to the Project using the Research Expertise for a period of six months thereafter throughout Australia.

12.          GENERAL

12.1         This Agreement shall be governed by, and construed in accordance with the laws of the State of Victoria, Australia, and the parties hereto submit to the non-exclusive jurisdiction of the courts of such State.  All disputes arising between the parties out of or in connection with this Agreement in any way, shall also be resolved or determined according to the laws of the State of Victoria, or if those laws are inapplicable, then the laws of the Commonwealth of Australia.

12.2         If it is held by a court of competent jurisdiction that:

(a)           any part of this Agreement is void voidable illegal or unenforceable; or

(b)           this Agreement would be void voidable illegal or unenforceable unless any part of this Agreement was severed from this Agreement,

that part shall be severable from and shall not affect the continued operation of the rest of this Agreement.

13.          ARBITRATION

13.1         The parties agree that in the event of any dispute arising under or in connection with this Agreement, such dispute shall be referred for determination by an arbitrator, appointed by the President of the Institute of Arbitrators Australia.

13.2         In determining any dispute arising under or in connection with this Agreement, the arbitrator appointed pursuant to clause 13.1 hereof shall be required to restrict himself to deciding which of the views of the parties in dispute is correct, and shall make a determination in accordance with that decision.

13.3         Subject to clause 13.2 any arbitration carried out hereunder shall be in accordance with the provisions of the Commercial Arbitration Act 1984, and the parties agree that they shall have the right to be legally represented before the arbitrator.

13.4         The arbitrator’s decision shall be accepted by the parties as a final determination of the matter in dispute and binding upon them.

13.5         A party may commence court proceedings relating to any dispute arising from this Agreement at any time where that party seeks urgent interlocutory relief.

14.          NOTICES

14.1         Any notice (which expression shall also include a demand, request, consent or instrument required or authorised to be given to or served on any party under this Agreement):

(a)           shall be in writing and signed by or in the case of a facsimile transmission shall be a true copy of an original signed by (in the case of a notice by Autogen) any director or the secretary of Autogen; or (in the case of a notice by IDI) by the Chief Executive Officer of IDI;

(b)           shall be given either:

(i)            by being delivered by hand to (in the case of a notice to Autogen) its above mentioned address, attention: Company Secretary; or (in the case of a notice to IDI) its abovementioned address, attention: Chief Executive Officer; or

(ii)           by facsimile transmission to (in the case of Autogen) 9234 1198, attention: Company Secretary; or (in the case of IDI) 9258 5090, attention: Chief Executive Officer;

and a notice given by facsimile transmission shall be deemed to have been given upon the issue to the transmitter of a satisfactory transmission control report indicating due transmission without error.

14.2         The undermentioned signatories hereby acknowledge that they have not received notice of the revocation of the authorisation under which they have respectively executed this Agreement.

15.          CONTINUING OBLIGATIONS

The provisions of clauses 2.7, 4.2, 6, 7, 8.1, 9 and 11 shall remain in full force and effect, and shall continue to bind each of the parties, notwithstanding that this Agreement may have been terminated, or one of the parties may have ceased to be a party to this Agreement for any reason.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto on the day and year hereinbefore written.

THE COMMON SEAL of AUTOGEN PTY LTD ABN 074 636 847 was affixed by the authority of the Board of Directors in the presence of:	) ) ) ) )

(Signature of Secretary/Director)		(Signature of Director)

David H Simcox		Eduard Eshuys
(Name of Secretary/Director in Full)		(Name of Director in Full)

THE COMMON SEAL of INTERNATIONAL DIABETES INSTITUTE ACN 007 342 412 was affixed by the authority of the Board f Directors in the presence of:	) ) ) ) )

(Signature of Secretary)		(Signature of Director)

Arthur Leslie Walmsley		Geoffrey Phillip Connard
(Name of Secretary in Full)		(Name of Director in Full)

SCHEDULE 1

Item 1	Funding: [*] for the Initial Term.

Payable by Autogen to IDI as follows:

[*] upon signing this Agreement

[*] upon commencement of the R&D Program

[*] upon receipt by Autogen of the 3 month review report referred to in clause 5.3

[*] upon receipt by Autogen of the 6 month review report referred to in clause 5.3

[*] upon receipt by Autogen of the 9 month review report referred to in clause 5.3

Commencement of the R&D Program shall be notified to Autogen in writing by IDI and Professor Zimmet following the commencement of the work required by the Budgets and Workplans. Upon receipt of such written notice Autogen shall pay to IDI the payment due upon the commencement of the R&D Program.

Funding: If this Agreement is extended beyond the Initial Term pursuant to clause 3, the parties shall agree in writing the Funding for the Term. Payments shall be upon receipt by Autogen of further three monthly reports as required pursuant to clause 5.3.

Item 2	Research Expertise: The field of diabetes.

Item 3	Commencement Date: 1 January 1998.

SCHEDULE 2

Research Proposal

COLLABORATIVE RESEARCH PROGRAM SEARCHING FOR DIABETES GENES AND
NEW THERAPIES

Principal Researcher: Professor P Zimmet AM, MB, BS, MD, PhD, FRACP

International Diabetes Institute

“The first company to show biological relevance in an animal model wins”.

Walter Heseltine, CEO, Human Genome Sciences

GENOME RESEARCH

Introduction

Genome research provides great promise for new discoveries relating to the identification of genes for major inherited disorders, complex traits and regulatory metabolic pathways. The genes discovered by this process, as discussed below, become the preferred candidates for:

•              new predictive genetic tests for subjects at

•              risk new genetic diagnostic tests

•              new drugs for therapy

This proposal is one of the several Autogen funded programmes that will be given a boost and support from the separate funding by Autogen of a genome facility to be based at the International Diabetes Institute.

Diabetes mellitus

Diabetes currently affects 120 million worldwide and will increase to 240 million by 2010 AD. The annual cost to the USA is over $100 billion and that for Australia is probably in excess of $2.5 billion.

Non-insulin dependent diabetes mellitus (NIDDM) has now reached epidemic proportions in countries in Asia and Oceania including Australia.    The Australian Bureau of Statistics National Health Survey (1989-90) found at least 350,000 Australians are known to have diabetes. As there is one undiagnosed for every known case, there are ~700,000 persons with diabetes in Australia.  Diabetes in its different forms will be one of the most common and challenging health problems facing Australia and other nations in the 21st century (WHO, 1994).

Classification of diabetes mellitus

Diabetes mellitus is a collection of closely related diseases.  The classification is based on differences in causation, natural history and clinical presentation.

•                    Insulin-dependent diabetes mellitus (IDDM) or Type 1 diabetes ranks as one of the most common childhood diseases in developed nations. Although formerly known as “juvenile-onset” diabetes, approximately 1/z of all new-onset IDDM cases occur in adults. IDDM is believed to be caused by an autoimmune process, meaning that the “protective” immune system mistakenly attacks the body’s own insulin producing cell.  This results in a slow destruction of pancreatic islet betacells, resulting in the permanent loss of insulin production.

Persons with IDDM are dependent on up to 4 insulin injections each day to sustain life and need to follow a strict diet and exercise program. Even so they are at risk of complications that have potential life-shortening effects. This disorder is the subject of another Autogen funded project.

•                    Non-insulin dependent diabetes mellitus (NIDDM) or Type 2 diabetes constitutes about 85 to 90% of all diabetes in developed countries, but makes up virtually 100%. The high genetic susceptibility of many populations in developing countries provides an ideal environment in which to study the molecular biology of NIDDM.

The onset usually occurs after the age of 40 years although the age of onset is often a decade earlier in developing or newly urbanised communities. NIDDM can be without symptoms for many years and diagnosis is often made from associated complications or incidentally through an abnormal blood or urine glucose test. NIDDM is often, but not always, associated with obesity, which can cause insulin resistance and lead to elevated blood sugar levels.

Insulin may be needed to control the diabetes if weight reduction or tablet therapy fails. NIDDM is strongly familial, but the actual susceptibility genes have not been clearly identified. The patterns of NIDDM prevalence in developing, newly industrialised, and migrant populations strongly suggest that factors inherent in Western lifestyles are involved and that NIDDM is to a degree a life-style disease, emerging in people who have the genetic susceptibility.

Genes, genetic data-bases and therapy for NIDDM

This project will focus on NIDDM and will take a broad approach to try to define potential genes involved in disease causation. This is important as it highlights “at risk” subjects for prevention, and the knowledge of which gene/s are involved allows rational approaches to developing new drugs to target the metabolic abnormalities resulting in the disease process.

The work program encompasses 3 interrelated projects:

•                    The International Diabetes Institute serum/DNA data-base and bank

•                    The Tasmanian genome database (IDI/Menzies Centre collaboration)

•                    Creation of a tissue bank

The International Diabetes Institute will also carry out clinical trials relating to the NIDDM and obesity research and can provide statistical support for these and the other Autogen projects, where required.

Commercial Potential

The discovery of new genes related to the development of NIDDM and obesity is certain to have far-reaching implications for their prevention and treatment. We can develop tests to predict NIDDM ie. at risk subjects and develop new drugs to target the genes involved.

There are over 120 million people with each of these conditions worldwide with the numbers set to double over the next 10 years.  The access to such a unique collection of genetic material and sera from a variety of ethnic groups such as maintained at the International Diabetes Institute is unprecedented.

Project components

1.             Serum/DNA bank

The International Diabetes Institute has one of the largest collections of serum samples in the world. Along with DNA from many of these, it covers thousands of subjects, normal and with glucose intolerance, from Australia, Pacific Islands and Asia and many other parts of the world due to an extensive network of collaborations (Appendix 1 & 2).

In addition, a large collection of patients with IDDM and NIDDM is being established through collections in Tasmania with the Menzies Centre for Population Research headed by Professor T. Dwyer and at the International Diabetes Institute. The Tasmanian family database could be one of the most valuable available and there are many research groups attempting to access it. The data base is already being accessed by AMRAD for other diseases such as glaucoma.

By participation in funding this 5 year program, Autogen will be in a unique position in molecular biology research in the search for potential gene associations not only for NIDDM but also obesity, heart disease etc.  Such banks of biological samples are currently in great demand and major pharmaceutical companies are paying millions of dollars to research groups to access such specimens. Access (but not ownership - for ethical reasons) to this collection will be licensed to Autogen as part of this project.  The value of this has been set at over $3 million (subject to valuation) and can be amortised over the 5 years of funding.

2.             Genetic studies

For nearly every disease, biotechnology companies are searching for related genes, then the gene products not only to understand the disease causation, but also for prediction of people at risk and for drug therapy.  The objective of this project is to discover new genes related to NIDDM and its complications, obesity and insulin resistance.  These discoveries will then be used to develop new therapies aimed at preventing NIDDM in at risk subjects or for treatment of NIDDM.

2.1           Brief Research Outline

2.1.1        Diabetes Genome Scan

This study will utilise the improved technology in high-throughput genotyping. The generation of large numbers of microsatellite repeats has resulted in genome-wide marker maps allowing the search for genes involved in complex, polygenic diseases such as NIDDM. It has been proposed that a set of 300 evenly-spaced markers can be used to map the entire human genome at an average density of approximately 10 cm (Botsein et al 1980). These can be chosen from publicly available marker libraries.      The study will consist of two DNA data sets: one selected from DNA samples collected in several populations with high prevalence of diabetes in the South Pacific (eg. Nauru, Western Samoa), and the other from collections eg. the Tasmanian genetic database. 300 patients with 300 markers is a total of 90,000 genotypes. With currently available automated techniques and appropriate funding, this type of analysis could be completed within a year.

2.1.2        Sample selection and collection of phenotypic data

The Menzies Centre will be responsible for implementing the study design based on questionnaires and protocols for blood collecting. Clinical and epidemiological data will be collected from selected families in Tasmania in which the NIDDM and Latent Autoimmune Diabetes in Adults (LADA) are present either separately or with both forms.  These data will be stored on computer programs containing all appropriate “phenotypic” data.

In addition the collected blood samples will be stored for further analysis as outlined below by IDI. Procedures for collecting, transporting and storing of blood samples and quality control will be part of the detailed contract.

2.1.3        DNA extractions and sample preparation

It is anticipated that the blood samples will be collected over a 6-12 month period. Samples will be stored and DNA extracted in batches as outlined below.

The following procedures will be carried out at IDI, Melbourne.

a.             DNA extraction - either manually or using an automated instrument (eg. Genepure). A minimum of 20µg DNA is required for genomic analysis.

b.             DNA quantification - either spectrophotometric or fluorometric method. The concentration of DNA will be adjusted and stored in 96 well plates (a number of wells in each plate need to be reserved for future controls).  This process is achieved by utilising a multiprobe robotics system. A 96-channel pipetting robotic is then used to dispense the DNA and each 96-well plate is either stored dry for later analysis or immediately used. It is useful when possible to group families on a single 96-well plate.

2.1.4        Genome scan

The actual number of markers needed in a genome scan will depend on the strength of the genetic signal, the number of genes involved, and the number of available affected individuals.

Preselected fluorescent microsatellite marker sets that span the human genome are available from several commercial sources (including Perkin Elmer). These commercially available kits may need routine optimisation within our laboratories.

a.             The individual markers for PCR are set up in 96-well format using multiprobe robotics for preparation and mixing PCR;

b.             Thermal cycling step;

c.             Robotics will pool reactions from various 96-well plates (multiplexing) to form one masterplate;

d.             Dried and resuspended with fluorescent standards;

e.             Electrophoresis using ABI 377 instrument.

This results in generation of finished genotypes which require error analysis, correction of errors and compilation of data on a suitable program for genetic analysis. The genome scanning may be performed in house or contract to the Australian Genome Centre, depending on most cost-effective situation.

2.1.5        Data analysis

One of the challenges of high throughput genotyping is creating the capacity to support large amounts of incoming genetic information on appropriate data bases. There will be an enormous amount of data continually needing input and manipulation. This requires a dedicated central faculty for all information including phenotypic data, pedigree information, DNA sample information, and genotypes.

One of the requirements of continual use of genotyping machinery will be the removal of collected information from genotyping instruments. To achieve this, two computers are required per automated sequencer, to allow data collection on one computer while the other is used for data analysis.

2.1.6        Timetable (see Schedule 3 for full details)

Month 1 to 3:

•                    identification of target NIDDM families and populations

•                    obtain permission to access

Month 2 to 12:

•                    blood samples from the selected families will be collected

•                    samples will be stored and DNA extracted in appropriately sized batches.

Month 6 to 18:

•                    genotyping commenced with approximately 300 markers will be arranged into c-multiplexed sets. Genotyping will require 2-3 staff over a 6-12 month period with one genotyping instrument (ABI 373 or 377) and the appropriate robotics and informatics components. The initial screening of approximately 300 individuals could be completed in 12-18 months.

2.2           Candidate gene approach

There are a number of key regulatory steps in metabolism that are suggested to be important in the development of NIDDM. These key steps provide a number of possible candidate genes for diabetes development and potential targets for therapy. Utilising the unique DNA data base collected from South Pacific communities with high diabetes prevalence, we can quickly screen a number of known candidate genes for linkage with obesity, insulin resistance or diabetes.      Some of these candidate genes include: leptin receptor, ob gene, NPY-5 receptor, glycogen synthase, and beta-3 adrenergic receptors.

3.             Diabetes tissue bank and the discovery of novel genes in diabetes development

It is important to plan our research efforts to be in a position to capitalise on advances made following the completion of the Human Genome Project. It is apparent that a significant percentage of drug development research fails because the proposed new drug target be it an enzyme, hormone or specific receptor agonist/antagonist is not important in the human disease process. Molecular genetics has the ability to reveal many new genes, however the relevance in human disease is critical for the development of new therapies. Developing a tissue bank which would include a variety of human tissues eg. adipose, muscle, and liver, from diabetic and non-diabetic humans (accident victims, unsuitable organ donors, etc.) would place our research group in a key position to capitalise on new discoveries once the human genome has been sequenced. The relevance of newly-discovered genes can be immediately assessed by directly quantifying mRNA in normal and diseased tissues.

This project (in collaboration with Dr G Collier, Deakin University) will utilise the new and exciting technique of differential display polymerase chain reaction (ddPCR) to uncover differences in tissue gene expression in subjects with obesity and NIDDM compared with lean non-diabetic. ddPCR is a powerful procedure for detection of differentially expressed genes. It permits the simultaneous identification of genes that are up or down regulated under different conditions.

In this project various tissues including fat and skeletal muscle will be isolated and ddPCR will be performed to examine all differentially expressed genes. This technique is currently being developed in Dr Collier’s laboratory. By linking defects exposed by this technique with physiological defects in animals, we will be able to pursue metabolic pathways not previously linked with development of NIDDM and obesity.

As discussed in Dr Collier’s research plan which is also being funded by Autogen for obesity research, the use of the most contemporary technique in molecular biology, differential display PCR (ddPCR) makes this research endeavour unique.

Differential display analysis (ddPCR) is a powerful procedure for the detection of differentially expressed genes.  The novel feature of this method is the simultaneous identification of genes that are turned on or off under different environmental conditions. The technique is based on the polymerase chain reaction (PCR) amplifications of mRNA. Gene expression is then visualised by autoradiography after electrophoretic separation. Novel bands can then be re-amplified by PCR and sequenced.

We will be able to systematically examine the differences in gene expression between diabetics and non-diabetics and obese and lean people. This technique will also let us examine which genes are turned on or off with various therapeutic approaches.

This is a large ongoing project and will require the appointment of 2 key experienced scientists. There will be an initial outlay for infrastructure costs to upgrade the laboratory for some of the new technologies.

Phase 1: This phase will aim to discover new genes involved in the development of human NIDDM, its complications and obesity. If an associated gene is found, it will be sequenced and, if novel, will be patented and protein products examined.

Phase 2:  This phase will involve investigating the physiological role of newly discovered substances from phase 1. In addition, intervention and prevention studies will be performed in the Israeli Sand Rat colony at Deakin, and other animal models of NIDDM, using potential new therapies.

Phase 1 of the proposal will commence in the second year and be ongoing for the duration of the program. The experiments involved are labour intensive and will uncover many differentially expressed genes in NIDDM subjects. The ability to discover new genes is exciting and potentially very rewarding.  Phase 2 will not only investigate the new gene products discovered in Stage 1, but will immediately begin with the testing of a number of existing new therapies, initially in animal models, as outlined below.

Research Team

The chief investigators leading this research program are well established scientists in the field of diabetes, molecular biology and population research with ongoing successful research programs.  This is evidenced by the publication and presentation of hundreds of research papers at national and international scientific meetings in the past 5 years alone.  However, to maintain the success of new research programs and the quality of research scientists within the program, a number of key strategies must be followed. The program will be directed by a management committee of Professors Paul Zimmet, Bob Williamson and Terry Dwyer and Drs Greg Collier and Maximilian DeCourten and it is anticipated that two permanent research scientists will be involved in the study for the initial 4-5 years.  In addition, eachyear we will try to attract two senior post-doctoral scientists from key international research laboratories to allow continual importation of new techniques, advances and international collaboration into our research programs. Interaction and collaborative projects between research staff and post-doctoral scientists will ensure the ongoing training of our research laboratories. We will endeavour to arrange an annual visit by a distinguished molecular biologist from overseas to spend three months in our laboratories involved with research activities and providing another level of peer review to continually assist in our endeavour for research excellence.

Research Budget

The initial stage of funding of $250,000 will help establish the core infrastructure and start up experiments and equipping for this research initiative. The genetic data base alone is worth substantially more than the initial funding and this will need to be accounted for in the next round of fund negotiations. The equipment needed to commence the genetic studies eg. ABI genotyper is forthcoming through another Autogen funded initiative as it would exceed the initial funds available.

SCHEDULE 3

Budgets and Workplans

Budget January 1998 - December 1998

a. International Diabetes Institute

Quarters
	January	April	July	October	Total

Access fee Serum Bank #	[*]	[*]	[*]	[*]	[*]

Research nurse (0.4)(Inc. on costs)	[*]	[*]	[*]	[*]	[*]

Laboratory technician	[*]	[*]	[*]	[*]	[*]

Storage refrigerators	[*]				[*]

Storage containers	[*]				[*]

Administration & infrastructure costs (power/electricity, maintenance/plus other oncosts/overheads, patent costs)	[*]	[*]	[*]	[*]	[*]

Subtotal	[*]	[*]	[*]	[*]	[*]

#The real cost of accessing this bank annually will be built into the next funding stage.

b. Menzies Centre Tasmanian project budget*

Menzies staff, running costs for collection	[*]	[*]	[*]	[*]	[*]

Access to Tasmanian genome database#	[*]	[*]	[*]	[*]	[*]

Administration & infrastructure costs (including patents)	[*]	[*]	[*]	[*]	[*]

Subtotal	[*]	[*]	[*]	[*]	[*]

c. Tissue Bank

To commence in Year 2	[*]	[*]	[*]	[*]	[*]

Total	[*]	[*]	[*]	[*]	[*]

#The real cost of accessing this bank approx. $100,000 annually will be built into the next year’s funding

*This will be covered in a back to back agreement between IDI and the Menzies Centre

WORKPLAN

Year 1: Milestones

Quarter 1

•                    commence staff recruitment

•                    equip laboratory

•                    research program for 1997-8 delineated including negotiations for various data bases including Tasmania, Busselton, specific families of patients if International Diabetes Institute

•                    identification of target NIDDM families

•                    obtain permission to access including applications for ethic committees

•                    setting up ABI 377 and the appropriate robotics and informatics components

•                    quarterly report to Autogen

Quarter 2

•                    commence blood sample collections from the selected families

•                    collection of data on family pedigrees by genetic epidemiologist

•                    samples stored and DNA extracted in appropriately sized batches

•                    preparation of DNA from existing stored samples from Pacific and Indian Ocean populations

•                    genotyping commenced with ABI 377 and the appropriate robotics and informatics components

•                    quarterly report to Autogen

Quarter 3

•                    genotyping continues

•                    continue blood sample and pedigree information from the selected families

•                    samples stored and DNA extracted in appropriately sized batches

•                    continue to identify new target population groups for sampling

•                    quarterly report to Autogen

Quarter 4

•                    collection of blood samples from the selected families continued

•                    DNA extracted in appropriately sized batches from collected samples

•                    continue genotyping

•                    data analysis of genotyped families

•                    report preparation for Autogen on research for the year and prepare work program, milestones and budget for 1998-9.

SCHEDULE 4

DEED OF CONFIDENTIALITY

THIS DEED is made on the date set out in Item 1 of Schedule 1.

BETWEEN:	THE COMPANY OR ENTITY WHOSE NAME AND ADDRESS IS SET OUT IN ITEM 2 OF SCHEDULE 1 (“Discloser”)

AND:	THE PERSON OR COMPANY WHOSE NAME AND ADDRESS IS SET OUT IN ITEM 3 OF SCHEDULE 1 (“Recipient”)

RECITALS

A.	The Discloser has or may acquire certain Confidential Information.

B.

The Recipient wishes to have disclosed to it the Confidential Information and the Discloser is prepared to disclose the Confidential Information to the Recipient subject to various terms set out in this Agreement.

C.

In consideration of the Discloser agreeing to disclose the Confidential Information to the Recipient, the Recipient has agreed to accept confidentiality obligations on the terms set out in this Agreement.

NOW THIS DEED WITNESSES AS FOLLOWS:

1.             DEFINITIONS AND INTERPRETATION

1.1           The following definitions apply in this Deed unless otherwise indicated:

“Autogen” means Autogen Research Pty Ltd ACN 074 636 847 (formerly Autogen Pty Ltd).

“Confidential Information” includes:

(a)	all of the terms of this Deed; and

(b)

Confidential Information as defined in the Research, Licence and Commercialisation Agreement between Autogen and the International Diabetes Institute ACN 007 342 412 dated the 14th day of January 1998.

“Acknowledgement of Obligation of Confidentiality” means the document set out in Schedule 2.

1.2           In this Deed unless otherwise indicated:

(a)	any right or obligation which affects more than one person shall affect those persons jointly and severally;

(b)	headings are used for convenience only and shall have no binding effect;

(c)           use of the singular shall, where necessary, include the plural and vice versa; and

(d)           “person” includes a firm, body corporate, unincorporated association, or authority and such reference shall include that person’s successors and assigns.

2.             OBLIGATION OF CONFIDENTIALITY

2.1           The Recipient

(a)           acknowledges that the Confidential Information has been disclosed to the Recipient in circumstances of confidence;

(b)           shall maintain such confidence and, subject to this Deed, refrain from disclosing or causing to be disclosed the Confidential Information to any person; and

(c)           shall only make use of the Confidential Information for the purpose, and to the extent, expressly authorised in writing by the Discloser.

2.2           The Recipient may disclose Confidential Information to any of its officers, employees, agents or advisers only after taking the following steps:

(a)           informing the Discloser as to all persons who will be receiving the Confidential Information;

(b)           making available a copy of this Deed to such person or persons;

(c)           ensuring that such person or persons sign an Acknowledgement of Obligation of Confidentiality: and

(d)           ensuring that the signed Acknowledgement of Obligation of Confidentiality is delivered to the Discloser.

2.3           The obligations of confidentiality owed by the Recipient pursuant to this Deed shall be enforceable by Autogen in accordance with this Deed as if Autogen were named as the Discloser in this Deed.

3.             QUALITY OF INFORMATION AND RELEASE

3.1           The Discloser makes no warranty or representation whatsoever as to the quality or accuracy of any Confidential Information which is the subject of this Deed.  The Discloser hereby excludes, to the full extent allowed by law, any condition or warranty that the Confidential Information has been prepared using reasonable care.

3.2           To the extent that the Recipient will rely on any Confidential Information the subject of this Deed, the Recipient will only do so after receiving independent advice, from an appropriately qualified person, that it is appropriate to do so.  The Recipient releases the Discloser from all claims, actions, damages, remedies arising from a failure to act on this independent advice.

4.             INDEMNITY

4.1           The Recipient acknowledges the interest of Autogen in the Confidential Information and that Autogen may suffer harm or loss or incur a liability if the Recipient breaches this Deed.

4.2           The Recipient acknowledges that the Discloser may suffer harm or loss or incur a liability if the Recipient breaches this Deed.

4.3           Accordingly, the Recipient undertakes to indemnify Autogen and the Discloser from all such loss, harm or liability which may flow, directly or indirectly, from a breach of this Deed by the Recipient.

5.             BREACH AND COMPULSORY DISCLOSURE

5.1           As soon as the Recipient becomes aware of any actual or threatened breach of this Deed, it must immediately notify the Discloser.  Furthermore, the Recipient is obliged to do everything reasonably within its power to prevent or stop any actual or threatened breach of this Deed.

5.2           If the Recipient is required by a law or court of competent jurisdiction to disclose any Confidential Information to any unauthorised person, it must, without delay:

(a)           inform the Discloser in writing;

(b)           follow the Discloser’s lawful direction in opposing or restricting such disclosure; and

(c)           as far as possible, only disclose the Confidential Information on terms which will maintain its confidentiality.

6.             CONFIDENTIAL INFORMATION NO LONGER REQUIRED

6.1           Except as otherwise provided in any other contract in writing signed by the parties, the Discloser may request in writing the delivery up of Confidential Information.  Following such request, the Recipient must immediately furnish such Confidential Information to the Discloser, in each and every form in which it is held.

7.             COMMUNICATIONS WITH THE DISCLOSER

7.1           All communications to the Discloser relating to this Deed shall be directed to the address of the Discloser appearing in this Deed or such other address as may be notified to the Recipient from time to time.  All such communications shall be:

(a)           in writing; and

(b)           marked to the attention of the Managing Director.

8.             INTELLECTUAL PROPERTY

The Recipient assigns to the Discloser, or to such other person as the Discloser nominates, all present and future intellectual property rights in all subject matter created pursuant to the Recipient’s use of the Confidential Information.

9.             GENERAL

9.1           All rights and obligations under this Deed are cumulative and shall not affect or be affected by any other rights, obligations or remedies available at law.

9.2           No right under this Deed shall be deemed to be waived except by notice in writing signed by both the Discloser and the Recipient.  Any such waiver will not prejudice that party’s rights in respect of any subsequent breach of this Deed.

9.3           The obligations of confidentiality under this Deed survive the termination of this Deed.

9.4           Remedies available to the Discloser for any breach or threatened breach by the Recipient of this Deed include, at the option of the Discloser, damages, specific performance, or injunction and any other remedies available to the Discloser at law.

9.5           If any provision in this Deed is held invalid, unenforceable or illegal for any reason, this Deed shall remain otherwise in force apart from such provision, which shall be deemed deleted.

9.6           This Deed will be governed and construed according to the laws in force in the State of Victoria, Commonwealth of Australia and the parties agree to submit to Courts and Tribunals of that jurisdiction.

EXECUTED as a Deed.

SIGNED SEALED AND DELIVERED for	)
and on behalf of THE DISCLOSER by	)
in the presence of:	)
(Signature)

(Signature of Witness)

(Name of Witness in Full)

SINGED SEALED AND DELIVERED for	)
and on behalf of THE RECIPIENT BY	)
in the presence of:	)
(Signature)

(Signature of Witness)

(Name of Witness in Full)

DEED OF CONFIDENTIALITY

SCHEDULE 1

1.             Date of this Deed

2.             The Discloser

Name:

Address:

Telephone No:

Facsimile No:

Contact Person:

3.             The Recipient

Name:

Address:

Telephone No:

Facsimile No:

Contact Person:

DEED OF CONFIDENTIALITY

SCHEDULE 2

ACKNOWLEDGEMENT OF OBLIGATION OF CONFIDENTIALITY

Date:

[The Discloser]

Dear Sir

Pursuant to the Deed of Confidentiality made between the [International Diabetes Institute] (the “Discloser”) and [                                            ] (the “Recipient”) [insert date of Deed], the Recipient proposes to disclose Confidential information the subject of the said Deed of Confidentiality to me/us.  Accordingly, I/we undertake as follows:

1.             I/We acknowledge that I am/we are aware of and understand the obligations on the Recipient under the said Deed of Confidentiality.

2.             I/We will take all steps necessary to ensure that the Confidential Information remains confidential.

3.             I/We will not disclose any of the Confidential Information to any unauthorised person or persons.

4.             I/We acknowledge that remedies available to the Discloser for any breach or threatened breach by me/us of this Acknowledgement include, at the option of the Discloser, damages, specific performance, or injunction and any other remedies available to the Discloser at law.

5.             Except as otherwise provided in any written agreement between the Discloser and Recipient, the Discloser may request in writing the delivery up of Confidential Information.  Following such request, I/we undertake to immediately furnish to you such Confidential Information, in each and every form in which it is held.

6.             I/We further agree to observe the terms of the Deed of Confidentiality in favour of the Discloser to the same extent as if I/each of us had been named as the Recipient under the Deed of Confidentiality.

7.             I/We acknowledge that the terms of this undertaking survive the termination of the Deed of Confidentiality.

8.             Any expressions used in this Acknowledgement shall have same meaning as in the Deed of Confidentiality.

Name	Capacity	Signature